SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Prudential plc

2. Name of director

Philip Broadley, Michael McLintock, Clark Manning, Mark Norbom, Mark Tucker, G Mark Wood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

See section 6

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Shares held in the Prudential employee share trust ("the Trust") in the name of BWCI Trust Company Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Prudential employee share trust ("the Trust") in the name of BWCI Trust Company Limited

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

An acquisition through scrip dividend of Prudential plc was made on 25 May 2005 of 19,250 ordinary shares in the Company by BWCI Trust Company Limited (the Trustee of the Trust) at a price of GBp4.817 per share for the benefit of eligible employees (including executive directors who are potential beneficiaries under the Trust) who have awards held in Trust.

Following the transaction the Trustee will hold 5,405,438 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the various awards made under the Trust.

7. Number of shares / amount of stock acquired

19,250 ordinary shares acquired by the Trust

8. Percentage of issued class

Less than 0.0009%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 5p each

12. Price per ordinary share

GBP4.817

13. Date of transaction

25 May 2005

14. Date company informed

25 May 2005

15. Total holding following this notification

5,405,438 shares held by the Trust

16. Total percentage holding of issued class following this notification

Less than 0.3%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information



24. Name of contact and telephone number for queries

Jennie Webb, Group Secretarial, 020 7548 2027

25. Name and signature of authorised company official responsible for making this notification

Robert Walker, Deputy Group Secretary, 020 7548 3848

Date of Notification

25 May 2005





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 25 May 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/

                                              Robert Walker
                                              Deputy Group Secretary